[redacted]

06004004

SEC MAIL PROCESSING SECTION
FEB 28 2006
WASH, D.C.
199

BB 3/8

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AB 3/31

SEC FILE NUMBER
8-33475

SECURITIES
W

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rodgers Brothers Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Cranberry Woods Drive, Suite 200
(No. and Street)

Cranberry Township	PA	16066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Rodgers 724.779.2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sisterson & Co. LLP
(Name – *if individual, state last, first, middle name*)

2101 Grant Building	Pittsburgh	PA	15219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4-13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Rodgers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rodgers Brothers Inc., as of 12/31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Denise R. Rodgers, Notary Public
Cranberry Twp., Butler County
My Commission Expires May 29, 2008
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SISTERSON
STRATEGIES FOR BUSINESS

2101 Grant Building
Pittsburgh, Pennsylvania
15219-2300

Phone 412.281.2025
Fax 412.338.4597
Web www.sisterson.com

Board of Directors
Rodgers Brothers, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rodgers Brothers, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deters & Co. LLP

February 3, 2006

RODGERS BROTHERS, INC.

AUDITED FINANCIAL STATEMENTS

Years ended December 31, 2005 and 2004

SISTERSON
STRATEGIES FOR BUSINESS

2101 Grant Building
Pittsburgh, Pennsylvania
15219-2300

Phone 412.281.2025
Fax 412.338.4597
Web www.sisterson.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Rodgers Brothers, Inc.

We have audited the accompanying statements of financial condition of RODGERS BROTHERS, INC. as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodgers Brothers, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sisterson & Co. LLP

February 3, 2006

RODGERS BROTHERS, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2005	December 31, 2004
ASSETS		
Cash	$ 186,772	$ 146,787
Receivable from clearing organization	29,399	28,229
Receivables from investment advisory customers	193,926	168,963
Securities owned (Note 3)		
Marketable	86,592	51,610
Other	53,175	69,050
Deposit with clearing organization	25,091	25,019
Furniture and equipment, at cost less accumulated depreciation of $10,283 and $11,737	38,317	42,010
	$ 613,272	$ 531,668
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses	$ 100,550	$ 47,494
Shareholders' equity		
Common stock, $1 par value; 10,000 shares authorized; 980 shares issued and outstanding	980	980
Additional paid-in capital	134,672	134,672
Retained earnings	377,070	348,522
Total shareholders' equity	512,722	484,174
	$ 613,272	$ 531,668

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF INCOME

	Year ended December 31, 2005	2004
Revenues		
Commissions, net of clearing costs	$ 537,428	$ 527,435
Investment advisory fees	726,916	613,517
Net dealer inventory and investment gains (losses)	(69,785)	41,131
Oil and gas royalties	10,140	12,792
Interest and dividends	3,624	1,716
Private placement fee (Note 8)	--	10,000
	1,208,323	1,206,591
Expenses		
Employee compensation and benefits	875,448	802,969
Communications	49,071	59,124
Occupancy and equipment rental	88,025	49,274
Other operating expenses	99,856	127,332
Interest expense	5,883	2,260
	1,118,283	1,040,959
Income before provision for income taxes	90,040	165,632
Provision for income taxes (Note 5)	61,492	19,344
Net income	$ 28,548	$ 146,288

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2005 and 2004

	Common stock	Additional paid-in capital	Retained earnings	Total shareholders' equity
Balance, January 1, 2004	$ 980	$ 134,672	$ 202,234	$ 337,886
Net income	--	--	146,288	146,288
Balance, December 31, 2004	980	134,672	348,522	484,174
Net income	--	--	28,548	28,548
Balance, December 31, 2005	$ 980	$ 134,672	$ 377,070	$ 512,722

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2005	2004
Cash flows from operating activities		
Net income	$ 28,548	$ 146,288
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	7,896	3,898
Increase (decrease) in cash from changes in		
Receivable from clearing organization	(1,170)	10,820
Receivables from investment advisory customers	(24,963)	(74,828)
Securities owned	(19,107)	(41,467)
Cash deposit with clearing organization	(72)	36
Accrued expenses	53,056	27,557
Net cash provided by operating activities	44,188	72,304
Cash flows from investing activities		
Purchases of furniture and equipment	(4,203)	(43,290)
Net increase in cash	39,985	29,014
Cash, beginning of year	146,787	117,773
Cash, end of year	$ 186,772	$ 146,787
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$ --	$ 8,233
Cash paid for interest	$ 5,883	$ 2,260

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND HISTORY

Rodgers Brothers, Inc. (the "Company") is a general securities broker-dealer that clears customer transactions through another broker-dealer (clearing organization) on a fully disclosed basis. The Company also provides agency transaction services and manages investment advisory accounts (dba Monongahela Capital) for its clients. Commissions are earned on agency transaction services and investment advisory fees are earned for managing customer accounts. The Company's clients are predominantly retail investors and small institutions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Commissions, net of clearing fees, are recorded on a trade date basis. Investment advisory fees are recorded as of the end of each quarter for services performed that quarter.

Investments

Securities transactions are recorded on a trade date basis.

Marketable securities at December 31, 2005 and 2004 consist of corporate stocks and U.S. government obligations and are reported at quoted market prices.

Other securities at December 31, 2005 and 2004 consist of investments in oil and gas limited partnerships and NASD warrants and are reported at estimated fair value. Fair values of the limited partnerships are estimated based on cash flows; the NASD warrants are stated at cost, which approximates fair value. The estimated values may differ from the values that would have been used had a ready market for the investments existed and such differences could be material.

Deposit with clearing organization

This deposit is to protect the clearing organization from potential losses on customer accounts introduced by the Company and is not available for operations or other use.

Cash

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and equipment

Furniture and equipment are depreciated on the straight-line method over estimated useful lives of 5 to 7 years.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - SECURITIES OWNED

Marketable securities at quoted market values consist of the following at December 31:

	2005	2004
Corporate stocks	$ 66,748	$ 26,710
U.S. government obligations	19,844	24,900
	$ 86,592	$ 51,610

Other securities at estimated values consist of the following at December 31:

	2005	2004
Investment in limited partnerships	$ 48,150	$ 59,000
NASD warrants	5,025	10,050
	$ 53,175	$ 69,050

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company's net capital ratio was .48 to 1. At December 31, 2005, the Company had net capital of $211,094 which was $111,094 in excess of its required minimum net capital of $100,000.

NOTE 5 - PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following for the years ended December 31:

	2005	2004
Currently payable		
Federal	$ 45,511	$ 11,360
State	15,981	7,984
	$ 61,492	$ 19,344

The provision for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate to income before taxes as a result of nondeductible or nontaxable items and state income tax expense.

A capital loss carryforward of approximately $79,000 expiring in 2007-2010 is available at December 31, 2005 to offset future capital gains.

NOTE 6 - RETIREMENT PLAN

The Company sponsors a profit sharing plan covering all employees who have attained the age of 21 and completed at least one year of service. The Company's contributions to the plan are discretionary. During 2005 and 2004, $30,000 and $32,500, respectively of contributions were made by the Company to the plan.

NOTE 7 - COMMITMENTS

The Company leases its office space under an operating lease that expires December 31, 2014. The lease contains customary escalation clauses and is noncancelable, except that the Company may terminate the lease as of December 31, 2009 upon prior notice and payment of a termination fee. Total rental expense for office space was $79,179 in 2005 and $45,200 in 2004.

Future minimum rental payments at December 31, 2005 under the noncancelable term of the lease are as follows:

2006	$ 83,136
2007	83,136
2008	83,136
2009	83,136
	$ 332,544

NOTE 8 - RELATED PARTY TRANSACTION

During 2004, the Company earned revenue in the amount of $10,000 for the private placement of debt for a client. The underwriting costs incurred by the Company totaled $8,500. The owner of the company that performed the underwriting for the debt and the shareholders of the Company are related.

SUPPLEMENTARY INFORMATION REQUIRED BY

RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMISSION

RODGERS BROTHERS, INC.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Net capital computation		
Total shareholders' equity	$	512,722
Deduct shareholders' equity not allowable for net capital		--
Total shareholders' equity qualified for net capital		512,722
Add		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		--
B. Other (deductions) or allowable credits		--
Total capital and allowable subordinated liabilities		512,722
Deductions and/or charges		
A. Non-allowable assets-furniture and equipment, net, receivables from investment advisory customers, NASD warrants, investment in oil and gas limited partnerships and certain rebates receivable from clearing organization		(289,377)
Net capital before haircuts on securities positions		223,345
Haircuts on securities		
A. Contractual securities commitments		--
B. Securities collateralizing secured demand notes		--
C. Trading and investment securities		
1. Equity		(11,579)
2. Certificates of deposit		--
3. Undue concentrations		(672)
Net capital	$	211,094
Aggregate indebtedness		
Items included in statement of financial condition		
Accrued expenses	$	100,550
Computation of basic net capital requirement		
A. Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	6,703
B. Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater of A. or B.)	$	100,000
Excess net capital	$	111,094
Ratio: Aggregate indebtedness to net capital		.48 to 1

A reconciliation with the Company's computation included in Part II of Form X-17A-5 as of December 31, 2005 is not included because there is no material difference between the Company's computation and the computation above.

RODGERS BROTHERS, INC.

Schedule II

EXEMPTIVE PROVISION UNDER RULE 15c3-3

An exemption from Rule 15c3-3 is claimed based on Section (k)(2)(ii). Rodgers Brothers, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis.